FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, C.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 1998


                           TURBODYNE TECHNOLOGIES INC.
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                 (Translation of registrant's name into English)

       Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X     Form 40-F
                                ------           -------
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                             Yes           No  X
                                -------      ------
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                    -----------

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ---------------------------
                                        (Registrant)

Date:   MARCH 20, 1998             By:    /S/ ANDREW LEE
       ------------------             ------------------------------
                                         ANDREW O.D. LEE, Secretary

                                        (Signature)*

      *Print the name and title of the signing officer under his signature

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

                                     FORM 27
                                     -------

                                 SECURITIES ACT
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              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          ----------------

          TURBODYNE TECHNOLOGIES INC.
          Suite 510, 1090 West Pender Street
          Vancouver, British Columbia  V6E 2N7

          Telephone:  604-682-8854
          Facsimile:    604-688-8621

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------

          March 18, 1998

ITEM 3.   PRESS RELEASE
          -------------

          March 18, 1998

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------

          Turbodyne Technologies Inc. ("Turbodyne") announced that it has received the initial production purchase order from Detroit Diesel Corporation ("DDC"), a leading global manufacturer of diesel engines, for Turbopac TM 2500 bus kits (BUSPAC TM kit). The approximate value of the initial order is in the range of $450,000 to $500,000.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------

          Turbodyne announced that it has received the initial production purchase order from Detroit Diesel Corporation ("DDC"), a leading global manufacturer of diesel engines, for Turbopac TM 2500 bus kits (BUSPAC TM kit). The approximate value of the initial order is in the range of $450,000 to $500,000.

          This order is part of the ongoing partnership between Detroit Diesel Corporation, Environmental Control Systems, and Turbodyne relating to the Environmental Protection Agency's (EPA) Urban Bus Retrofit/Rebuild program. The program was initiated to develop the most advanced solution for meeting stringent new emissions standards set by the EPA for public transit buses in order to provide "clean air diesel" service to American communities.

          This initial stocking order for the BusPac TM kits by DDC's Worldwide Parts Distribution Centre, in Canton, Ohio is in anticipation of the imminent official certification by the EPA expected before the end of the month. The estimated first year sales level is approximately 1250 kits.

          Urban bus operators across the United States will be installing BusPacs TM as part of a DDC emission upgrade package. Ongoing evaluations by Transit Authorities in Milwaukee, Wisconsin; Baltimore, Maryland and Washington, D.C. have demonstrated an increase in fuel economy and virtual elimination of black smoke, which overwhelmingly illustrates the winning combination of Turbodyne's breakthrough technology with DDC's renowned and reliable 6V-92A MUI engine.

          "Ten BusPacs TM have already been purchased under waivers from the EPA by the Milwaukee County Transit System and are operating in revenue service in advance of the official certification," said Walter Ware, President and CEO. "In addition, seven other U.S. cities have BusPac TM pilot installations operating in daily revenue service, with more installations being added every day."

          "Today, a total of 19 BusPacs TM are operating in eight major cities across the U.S., saving fuel and improving the environment," Ware concluded.

          Turbodyne is a start-up high technology company specializing in the design, development, manufacture and marketing of patented pollution reduction, fuel economy and performance enhancing technology for internal combustion engines in the automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. Its light metals division is a manufacturer of precision-machined aluminum castings and a leading supplier of engineered cast aluminum products for the automotive industry.

          Offices and plants are located in Carpinteria, La Mirada, Encinatas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.

ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT
          ------------------------------------

          Not applicable.

ITEM 7.   OMITTED INFORMATION
          -------------------

          Not applicable.

ITEM 8.   SENIOR OFFICERS
          ---------------

          Mr. Walter F. Ware, Chief Operating Officer
          c/o Turbodyne Technologies Inc.
          21700 Oxnard Street
          Suite 1550, Warner Center
          Woodland Hills, California 91367

          Telephone: (800) 350-2031
          Facsimile:   (818) 593-2284


ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------

          The foregoing accurately discloses the material change referred to herein.


 MARCH 20, 1998
-------------------------------
Date

/S/ ANDREW LEE
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(signature)

Andrew Lee
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Name

Corporate Secretary
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Position

Vancouver, British Columbia
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Place of Declaration